nH

NH HOTELES
Santa Engracia, 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 29 / 30

www.nh-hoteles.com
nh@nh-hotels.com


05008446

May, 2005

U.S. Securities and Exchange Commission
Attention: Office of Document Control
450 Fifth Street, N..W.
Washington, D.C. 20549


MAY 2 3 2005
183
SECTION

Ladies and Gentlemen:

SUPPL

12g3-2(b) SUBMISSION

Enclosed please find a translation of the information which the Company made public and filed with the Comisión Nacional del Mercado de Valores and the Spanish Stock on May-, 2005 pursuant to art.82 of Law 24/1998. The Commission has assigned NH Hoteles, S.A. with File Number 82-4780. Should you have any questions regarding the enclosed submission, please contact me at 3491-4519727. Thank you for your assistance.

Best regards,

Roberto Chollet
Chief Financial Officer

5/31

nH

NH HOTELES
Santa Engracia, 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 29 / 30

www.nh-hoteles.com
nh@nh-hotels.com

FILE NUMBER
82 - 4780

Enclosed please find a translation of the relevant corporate information of NH Group which is being public today:

The Company Motel One AG (formerly Astron Hotels and Resorts AG) has exercised the put option on 20% of its shares in NH Hoteles Deutschland GmbH (formerly Astron Hotels GmbH) and NH Hoteles Austria GmbH (formerly Astron Hotelbetriebs und Beteiligungsgesellschaft GmbH) granted to it under Clause Three of the Agreement dated 25 February 2002, which has been reported in the note on third-party commitments in the Notes to the Accounts for 2002 to 2004, for the agreed price of 45 million euros which shall be paid in 3 annual instalments of 15 million euros each as from the date hereof.

Yours sincerely,



Roberto Chollet Ibarra
Chief Financial Officer



NH HOTELES
Santa Engracia, 120
28003 Madrid
España
t. +34 91 451 97 27
f. +34 91 451 97 29 / 30
www.nh-hoteles.com
nh@nh-hotels.com

May, 2005

U.S. Securities and Exchange Commission
Attention: Office of Document Control
450 Fifth Street, N..W.
Washington, D.C. 20549

Ladies and Gentlemen:

12g3-2(b) SUBMISSION

Enclosed please find a translation of the information which the Company made public and filed with the Comisión Nacional del Mercado de Valores and the Spanish Stock on May-, 2005 pursuant to art.82 of Law 24/1998. The Commission has assigned NH Hoteles, S.A. with File Number 82-4780. Should you have any questions regarding the enclosed submission, please contact me at 3491-4519727. Thank you for your assistance.

Best regards,

Roberto Chollet
Chief Financial Officer

nH
HOTELES

**ANNUAL GENERAL MEETING
OF SHAREHOLDERS
RESOLUTIONS
APPROVED
BY THE AGM**

FILE NUMBER
82 - 4780

1) APPROVAL OF THE ANNUAL ACCOUNTS AND MANAGEMENT REPORT

a) To approve the Annual Accounts (Balance Sheet, Profit and Loss Account and Report), the Management Report and Proposed Application of Profit corresponding to fiscal 2004, relating to both the Company and its consolidated Group, in addition to the Board of Directors' administration during that financial year.

b) To devote the financial year's profit in the amount of 20,856.09 (thousands of Euros) to:

- Legal reserve:	2,085.61 thousands of Euros
- Voluntary reserves:	840.55 thousands of Euros
- Payment of dividend:	17,929.93 thousands of Euros

This Distribution of Profit involves the payment, as a dividend, of a gross amount of 0.15 euros per share, which shall be settled as from 1st July, 2005.

2) DISTRIBUTION OF DIVIDENDS CHARGEABLE TO VOLUNTARY RESERVES

As a complement to the dividend chargeable to the results of fiscal year 2004, which is the subject of the foregoing resolution, it is being proposed to the General Meeting of Shareholders the distribution of 11,953,289.80 €, equal to a gross amount of 0.10 € per share, chargeable to voluntary reserves, provided that the company obtains the pertinent waivers. This payment shall also be made as from 1st July 2005.

3) RE-ELECTION AND, WHEN APPROPRIATE, APPOINTMENT OF DIRECTORS

a) To re-elect the Director, Mr. ALFREDO FERNÁNDEZ DURÁN, for a new three-year term.

b) To ratify the appointment of and elect for a three-year term the Director, Mr. MATIAS AMAT ROCA.

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HOTELES

FILE NUMBER
82 - 4780

4) **ACQUISITION OF TREASURY STOCK**

To authorize the Board of Directors, for a new 18-month term, to take as a pledge and/or to acquire, either directly or indirectly, treasury stock through their purchase on an official secondary market and for a price that is neither below their face value nor above their quoted value at the moment of the purchase, without the face value of the purchased shares, together with that of those taken as a pledge, being able to exceed 5 per cent of the total corporate capital, at any moment.

The Board of Directors is expressly empowered to freely dispose of the shares purchased by virtue of the aforementioned authorization, for the purpose, as and when applicable, of complying with the commitments acquired under "Remuneration systems with the handing over of stock options" or "referenced to the stock's quoted value", the introduction of which in the Company has been the object of the mandatory approvals.

5) **APPOINTMENT OF THE FINANCIAL AUDITORS OF THE COMPANY AND ITS CONSOLIDATED GROUP**

To appoint **DELOITTE & TOUCHE ESPAÑA, S.L.** as the Company's financial Auditors in order to verify the annual accounts and management report of the Company and its consolidated Group corresponding to fiscal 2005.

6) **AMENDMENT OF ARTICLES 11, 12, 13 AND 14 OF THE ARTICLES OF ASSOCIATION RELATING TO THE GENERAL MEETING OF SHAREHOLDERS (ATTENDANCE, REPRESENTATION AND INFORMATION RIGHTS) IN ORDER TO ADAPT THEIR TEXT TO THE NEW LEGAL FRAMEWORK.**

To amend Articles 11, 12, 13 and 14 of the Articles of Association, the text of which shall be drawn up in the following terms:

Article 11. All General Meetings of Shareholders, both Ordinary and Extraordinary, shall be called and constituted in the manner and with the requirements and attendance majorities as imposed by the prevailing legal provisions.

The General Meeting of Shareholders shall be organized and developed in accordance with the provisions of the Regulations, which were duly approved by the General Meeting of Shareholders, and always with strict respect for what is established in the prevailing legal provisions and in these Articles of Association.

Article 12. The holders of one or more shares which appear registered in the corresponding Register five days prior to the date on which the General Meeting of Shareholders is to be held can attend.

Voting on the proposals of the items included on the Agenda of whatsoever class of General Meeting can be exercised or delegated by the shareholder through postal or electronic correspondence or whatsoever other means of remote communication, always provided that the identity of the subject exercising its voting right is guaranteed, in the terms and conditions provided for in the Regulations of the General Meeting of Shareholders. Shareholders who issue their votes from a distance shall be counted as being present for the purpose of the General Meeting's constitution.

Article 13. All shareholders with the right to attend can be represented at the General Meeting by another person even when that person is not a shareholder. The representation must be conferred in the terms and conditions and with the scope established in Spain's Company Law, in writing and specifically for each General Meeting. This restriction shall not apply either when the representative is the represented party's spouse, ancestor or descendant or when such representative is in possession of a general power of attorney granted in a public document to administer the whole of the represented shareholder's assets in Spanish territory.

Representation may also be granted through those remote means of communication which, duly guaranteeing the identity of the represented party and of the representative, the Board of Directors may establish, as and when applicable, pursuant to the provisions of the Regulations of the Company's General Meeting of Shareholders.

The Chairman and Secretary of the General Meeting of Shareholders or those persons designated through its mediation shall be deemed to have the power to establish the validity of the conferred representations and fulfilment of the requirements relating to attendance at the General Meeting.

Representation is always revocable. The represented party's personal attendance at the General Meeting of Shareholders shall have the value of revocation.

Article 14. Shareholders may request of the Directors in writing or using other means of remote electronic or telematic communication, up to the seventh calendar day prior to that on which the General Meeting is due to be held at the first call, all the information and clarifications that they may deem necessary or raise the questions that they may deem appropriate on the items included on the Agenda or on the information accessible to the public which the Company may have made available to the Comisión Nacional del Mercado de Valores *[Spain's National Securities Market Commission]* after the holding of the immediately previous General Meeting of Shareholders. The Directors must facilitate the information in writing up to the day on which the General Meeting is to be held.

Shareholders may verbally request from the Chairman during the General Meeting of Shareholders, prior to the examination and discussion of the items on

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HOTELES

FILE NUMBER
82 - 4780

provided, also verbally, by any of the Directors present, at the Chairman's indication. If the requested information and clarifications refer to matters which are the Audit Committee's competence, they shall be provided by any of that Committee's members or advisers present at the Meeting. If in the Chairman's opinion it is not possible to meet the shareholders' right during the General Meeting itself, the outstanding information shall be provided to the petitioner in writing within seven calendar days following the date on which the General Meeting terminated.

The Directors have the obligation of providing the information referred to in the two foregoing paragraphs, except in those cases in which, in the Chairman's opinion, public knowledge of the requested information would harm the Company's interests.

This exception shall not apply when the request is supported by shareholders who represent at least one quarter of the corporate capital.

The Company shall at all times maintain a web page, containing the legally required information, through which shareholders' right to information can be met, in accordance with the applicable legislation in force at any given moment.

7) **DELEGATION OF THE POWERS TO CONSTRUCT, FORMALISE, RECTIFY AND EXECUTE THE RESOLUTIONS ADOPTED BY THE GENERAL MEETING OF SHAREHOLDERS**

To grant in solidum powers to Mr. Gabriele Burgio and Mr. José María Mas Millet, Chairman and Secretary of the Board of Directors, respectively, so that either one of them can formalise and execute the preceding resolutions, being able to execute for the purpose all the public and private documents that may be necessary or appropriate (including those of interpretation, clarification, rectification of errors and the remedying of defects) for the most exact fulfilment thereof and for their registration in the Mercantile Register or in any other Public Register.

At the same time, during his speech, the Chairman informed to the shareholders about the evolution of the sales figures expected up to April, about the new hotels opened during the first months of the year an also about the entrance in the share capital of two new Italian shareholders, Assicurazioni Generali and Tamburi Investment Partner (T.I.P.), all these points described in the press release attached.

Sincerelly,



Roberto Chollet

NH HOTELES
Santa Engracia 120 Edif. Central
28003 Madrid
T: +34 91 451 97 62 / 08
F: +34 91 451 97 20
www.nh-hotels.com
comunicacion@nh-hotels.com

At the Meeting, Gabriele Burgio pointed out that the company expects to increase sales by 3% up to April, compared to the same period in the previous year. He pointed to the good performance of NH's hotels in Germany where, in spite of weakness in the industry, the Revpar (revenues per available room) improved 5% and occupancy was up by 9%.

In Spain the Revpar has stabilised, as the increase in occupancy rates has offset the fall in prices. The performance recorded in the Netherlands and Belgium up to April has been good. Their Revpars are up by 5.6% and 3.5% respectively. In Latin America, particular mention should be made of Argentina, where the Revpar has gone up by 35.3% in local currency.

The results for the first quarter of 2005 are due to be published shortly. They will include a first analysis of the impact of the new international accounting standards.

Gabriele Burgio highlighted the efforts made during 2004 to cut costs, integrate and innovate products and services and explained that the company's strategy for 2005 focuses on growing profitably, in both Europe and Latin America. Specifically, up to April the company has opened 5 hotels and has entered the British market by taking in the NH Harrington Hall hotel in the centre of London.

NH Hoteles also plans to open a further 16 hotels during the year and is looking into different projects in Italy, Argentina and Mexico.

Sotogrande is continuing to perform well. Its strategy focuses on exporting the golf and property related resort model to other locations in the world.

The new loyalty programme specially designed for the chain's shareholders was also presented at the Meeting.

ABOUT NH HOTELES

The NH Hoteles Group (www.nh-hotels.com) ranks third in the European ranking for business hotels. NH Hoteles has more than 240 hotels with more than 35,000 rooms in 19 countries in Europe, Latin America and Africa. NH Hotels currently has 27 projects for new hotels under construction, which shall entail 4,000 new rooms.

NH Hoteles stands out in quality both as regards services and facilities, with very carefully thought out decoration, intended to please all tastes, uniform, and making the customer feel comfortable. NH Hoteles' establishments offer the most advanced technologies designed to facilitate the customer's communication as well as his work and leisure.

The restaurants form another priority for hotels in the chain, offering customers first-rate cuisine. Furthermore, the prestigious restaurateur Ferran Adrià, creator of El Bulli restaurant, has entered into an association with NH Hoteles, launching new concepts such as "nhube", pioneering spaces in the hotel sector combining food, leisure and rest for the chain's customers, and "Fast Good".



CORPORATE COMMUNICATION DEPARTMENT

NH HOTELES
Santa Engracia 120 Edif. Central 7ª
28003 Madrid
T: +34 91 451 97 62/ 7 18
F: +34 91 451 97 20
www.nh-hotels.com
comunicacion@nh-hotels.com

The NH Hoteles Group is listed on the Stock Exchanges of Madrid (in the selective Ibex 35 Index) and Amsterdam, in Euronext. Furthermore, NH Hoteles is a member of Stoxx Europe 600, including the best European companies. Also, NH Hoteles is included in the prestigious Morgan Stanley Capital International (MSCI) securities index.

FOR MORE INFORMATION:
Communication Department NH Hoteles
Tel: + 34 91 451 97 62
+ 34 91 451 97 18 (switchboard)
E-Mail: comunicacion@nh-hotels.com

RESERVATIONS
Tel: 902 115 116 (From Spain)
Tel: +800 0115 0116 (Only from A, BE, FRA, GER, IRL, NL, ITL, PT, SWTZ, UK)
Tel: +34 91 398 44 00 (From other countries)
Web: http://www.nh-hotels.com